SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated June 19, 2015 in respect of Issue of Promissory Note.

2	Announcement dated June 19, 2015 in respect of the disclosure of the operational statistics of China Unicom (Hong Kong) Limited and its subsidiaries for the month of May 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: June 22, 2015

	By:	/s/ Chang Xiaobing
	Name:	Chang Xiaobing
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ISSUE OF PROMISSORY NOTE

China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (the “Company”), has completed the issue of the second tranche of promissory note for the year 2015 of an amount of RMB4 billion.

Reference is made to the announcement made by the Company on 12 June 2015.

The Company announces that CUCL, a wholly-owned subsidiary of the Company, completed the issue of the second tranche of promissory note for the year 2015 of an amount of RMB4 billion on 18 June 2015, with a maturity period of 3 years and at an interest rate of 3.85% per annum. Interests will accrue from 18 June 2015.

By Order of the Board of China Unicom (Hong Kong) Limited Chu Ka Yee Company Secretary

Hong Kong, 19 June 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

1

Exhibit 2

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

ANNOUNCEMENT

 The Board is pleased to disclose the operational statistics of the Group for the month of May 2015.

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of May 2015.

Operational statistics for the month of May 2015 are as follows:

May 2015
MOBILE BUSINESS:

Aggregate Number of Mobile Subscribers	290.306 million
Net Additions of Mobile Subscribers	(1.913) million

Of which:
Aggregate Number of Mobile Broadband Subscribers (Note 1)	152.787 million
Net Additions of Mobile Broadband Subscribers (Note 1)	0.732 million

FIXED-LINE BUSINESS:

Aggregate Number of Fixed-Line Broadband Subscribers	70.307 million
Net Additions of Fixed-Line Broadband Subscribers	0.359 million

Aggregate Number of Local Access Subscribers	78.855 million
Net Additions of Local Access Subscribers	(0.736) million

1

Notes:

1	Mobile Broadband Subscribers include both 3G and 4G LTE users.

2	All the Aggregate Numbers recorded for the month of May 2015 are aggregate data reported at 24:00 on 31 May 2015.

3	The accounting period of all Net Additions for the month of May 2015 is the period commencing from 0:00 on 1 May 2015 to 24:00 on 31 May 2015.

4	Mobile Broadband Data Card Subscribers recorded a net loss of 0.107 million in May 2015.

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of May 2015 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 19 June 2015

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson, Cai Hongbin and Law Fan Chiu Fun Fanny

2